UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           Encore Capital Group, Inc.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                  292554 10 2
                                 --------------
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
                      -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 20, 2005
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person                     Madison West Associates Corp.
     I.R.S. Identification No. of Above
     Person

(2)  Check the Appropriate Box                    (a)
     if a Member of a Group                       (b)   X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal             [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                Delaware

Number of Shares         (7)  Sole Voting Power          None
Beneficially Owned by
Each Reporting Person    (8)  Shared Voting Power        1,296,800
With
                         (9)  Sole Dispositive Power     None

                         (10) Shared Dispositive Power   1,296,800

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                        1,296,800

(12) Check Box if the Aggregate Amount in         [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in    5.9%*
     Row (11)

(14) Type of Reporting Person CO

--------------------------
* Based on 22,118,604 shares of common stock outstanding as of November 30, 2004, as reported in the Company's Prospectus Supplement dated January 20, 2005 (to Prospectus dated December 23, 2004), as filed with the Securities and Exchange Commission on January 24, 2005.

(1)  Name of Reporting Person                     Triarc Companies, Inc.
     I.R.S. Identification No.
     of Above Person

(2)  Check the Appropriate Box                    (a)
     if a Member of a Group                       (b) X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal             [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                Delaware

Number of Shares         (7)  Sole Voting Power          None
Beneficially Owned by
Each Reporting Person    (8)  Shared Voting Power        1,398,075
With
                         (9)  Sole Dispositive Power     None

                         (10) Shared Dispositive Power   1,398,075

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person               1,398,075

(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares          [  ]

(13) Percent of Class Represented by Amount
     in Row (11)                                  6.3%

(14) Type of Reporting Person                     CO


---------------------
* Based on 22,118,604 shares of common stock outstanding as of November 30, 2004, as reported in the Company's Prospectus Supplement dated January 20, 2005 (to Prospectus dated December 23, 2004), as filed with the Securities and Exchange Commission on January 24, 2005.

(1)  Name of Reporting Person                     Nelson Peltz
     I.R.S. Identification No. of
     Above Person

(2)  Check the Appropriate Box                    (a)
     if a Member of a Group                       (b) X


(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal             [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                United States


Number of Shares         (7)  Sole Voting Power          None
Beneficially Owned by
Each Reporting Person    (8)  Shared Voting Power        2,895,099

                         (9)  Sole Dispositive Power     None

                         (10) Shared Dispositive Power   2,895,099

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,895,099

(12) Check Box if the Aggregate Amount in         [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount       13.1%*
     in Row (11)

(14) Type of Reporting Person                     IN


------------------------------
* Based on 22,118,604 shares of common stock outstanding as of November 30, 2004, as reported in the Company's Prospectus Supplement dated January 20, 2005 (to Prospectus dated December 23, 2004), as filed with the Securities and Exchange Commission on January 24, 2005.

(1)  Name of Reporting Person                     Peter W. May
     I.R.S. Identification No. of
     Above Person

(2)  Check the Appropriate Box                    (a)
     if a Member of a Group                       (b) X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal             [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                United States

Number of Shares         (7) Sole Voting Power           15,000
Beneficially Owned by
Each Reporting Person    (8) Shared Voting Power         2,066,525
With
                         (9) Sole Dispositive Power      15,000

                         (10)Shared Dispositive Power    2,066,525

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                        2,081,525

(12) Check Box if the Aggregate Amount in         [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount       9.4%*

(14) Type of Reporting Person                     IN


--------------------------
* Based on 22,118,604 shares of common stock outstanding as of November 30, 2004, as reported in the Company's Prospectus Supplement dated January 20, 2005 (to Prospectus dated December 23, 2004), as filed with the Securities and Exchange Commission on January 24, 2005.

(1)  Name of Reporting Person                     Neale M. Albert
     I.R.S. Identification No. of
     Above Person

(2)  Check the Appropriate Box                    (a)
     if a Member of a Group                       (b) X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal             [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                United States

Number of Shares         (7)   Sole Voting Power         None
Beneficially Owned by
Each Reporting Person    (8)   Shared Voting Power       668,450

                         (9)   Sole Dispositive Power    None

                         (10)  Shared Dispositive Power  668,450

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                        668,450

(12) Check Box if the Aggregate Amount in         [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount       3.0%*
     in Row (11)

(14) Type of Reporting Person IN


---------------------------------
* Based on 22,118,604 shares of common stock outstanding as of November 30, 2004, as reported in the Company's Prospectus Supplement dated January 20, 2005 (to Prospectus dated December 23, 2004), as filed with the Securities and Exchange Commission on January 24, 2005.

Amendment No. 7 to Schedule 13D

     This Amendment No. 7 to Schedule 13D amends the Schedule 13D originally filed on March 4, 2002, as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated December 23, 2004 ("Amendment No. 6") (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 4.           Purpose of the Transaction.

     The supplement to Item 4 included in Amendment No. 6 is hereby amended in its entirety to read as follows:

     On December 23, 2004, a registration statement filed by the Company on Form S-3 (the "Registration Statement") was declared effective by the Securities and Exchange Commission. Triarc, Madison West, Mr. Peltz (as beneficial owner of shares of Common Stock held by Triarc, Madison West and the Peltz LP), Mr. May (as beneficial owner of the shares held by Triarc, Madison West, the JM Trust, the LM Trust and Mr. May) and Mr. Albert (as beneficial owner of the shares held by the JM Trust and the LM Trust, among others, were named as "Selling Stockholders" in the Registration Statement and indicated that, pursuant to the Registration Statement, they may sell up to 604,790 shares, 604,790 shares, 1,187,064 shares, 895,928 shares and 872,448, respectively, of Common Stock that they beneficially own.

     On January 20, 2005, the Company, the Reporting Persons and certain other stockholders of the Company entered into an Underwriting Agreement with the underwriter party thereto, pursuant to which Madison West, the Peltz LP, the NP Trust, the JM Trust and the LM Trust agreed to sell 604,790 shares, 964 shares, 581,310 shares, 145,569 shares and 145,569 shares of Common Stock, respectively, to the underwriter for $20.00 a share, less underwriters discounts and commissions of $.35 per share. The closing of each of the foregoing sales occurred on January 25, 2005.

Item 5.           Interest in Securities of the Issuer.

         Part (a)-(b) of Item 5 is amended in its entirety as follows:

         (a)-(b)

(i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 1,296,800 shares of Common Stock, which constitute approximately 5.9% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,118,604 shares of common stock currently outstanding, as reported in the Company's Prospectus Supplement dated January 24, 2005 (to Prospectus dated December 23, 2004) (the "Prospectus Supplement"), as filed with the Securities and Exchange Commission on January 24, 2005). Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 1,296,800 shares of Common Stock directly owned by Madison West;

(ii) Pursuant  to Rule  13d-3 of the  Exchange  Act,  Triarc  may be deemed  the beneficial owner of 1,398,075 shares of Common Stock, including (i) 1,296,800 shares of Common Stock directly owned by Madison West and (ii) 101,275 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 6.3% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,118,604 shares of Common Stock currently outstanding, as reported in the Prospectus Supplement filed with the Securities and Exchange Commission on January 24, 2005). Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 1,296,800 shares of Common Stock directly owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power of the 101,275 shares of Common Stock directly owned by Triarc;

(iii)As a co-trustee of each of the JM Trust and the LM Trust, Mr. Albert shares with Mr. May voting and dispositive power over the 334,225 shares of Common Stock directly owned by the JM Trust, and the 334,225 shares of Common Stock directly owned by the LM Trust. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 668,450 shares, which constitute approximately 3.0% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,118,604 shares of Common Stock currently outstanding, as reported in the Prospectus Supplement filed with the Securities and Exchange Commission on January 24, 2005). Mr. Albert disclaims beneficial ownership of such shares;

(iv) As a general partner of the Peltz LP, Mr. Peltz shares voting and dispositive power over the 1,497,024 shares of Common Stock directly owned by the Peltz LP. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 45.6% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 1,398,075 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 1,497,024 shares of Common Stock directly owned by the Peltz LP, and (ii) the 1,398,075 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 13.1% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,118,604 shares of Common Stock currently outstanding, as reported in the Prospectus Supplement filed with the Securities and Exchange Commission on January 24,
     2005). Mr. Peltz disclaims beneficial ownership of such shares;

(v) As a co-trustee of each of the JM Trust and the LM Trust, Mr. May shares voting and dispositive power with Mr. Albert over the 334,225 shares of Common Stock directly owned by the JM Trust and the 334,225 shares of Common Stock directly owned by the LM Trust. Mr. May also beneficially owns the 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own approximately 45.6% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus, Mr. May shares with Triarc and Mr. Peltz voting and dispositive power over the 1,398,075 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 334,225 shares of Common Stock directly owned by the JM Trust, (ii) the 334,225 shares of Common Stock directly owned by the LM Trust, (iii) the 1,398,075 shares of Common Stock beneficially owned by Triarc, and (iv) the 15,000 shares of Common Stock owned directly by Mr. May, which, in the aggregate, constitute approximately 9.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,118,604 shares of Common Stock currently outstanding, as reported in the Prospectus Supplement filed with the Securities and Exchange Commission on January 24, 2005). Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is supplemented as follows:
         See Item 4 for a description of the Underwriting Agreement, dated January 20, 2005.

Item 7.  Materials to be Filed as Exhibits

         Item 7 is hereby supplemented and amended as follows:

Exhibit 15 Underwriting Agreement, dated January 20, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  January 27, 2005

                                    MADISON WEST ASSOCIATES CORP.



                                    By:  STUART I. ROSEN
                                    --------------------------------------------
                                    Name:  Stuart I. Rosen
                                    Title: Senior Vice President and Secretary


                                    TRIARC COMPANIES, INC.



                                    By:  STUART I. ROSEN
                                    --------------------------------------------
                                    Name:  Stuart I. Rosen
                                    Title: Senior Vice President and Secretary



                                    NELSON PELTZ
                                    --------------------------------------------
                                    Nelson Peltz


                                    PETER W. MAY
                                    --------------------------------------------
                                    Peter W. May


                                    NEALE M. ALBERT
                                    --------------------------------------------
                                    Neale M. Albert

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship              Residence or Business          Beneficial Ownership
                                                      Address

Hugh L. Carey                USA                      805 Third Avenue
                                                      New York, NY 10022                       0

Clive Chajet                 USA                      575 Madison Avenue,
                                                      New York, NY  10022                      0

Joseph A. Levato             USA                      280 Park Avenue
                                                      New York, NY  10017                      0

Gregory H. Sachs             USA                      8700 West Bryn  Mawr,
                                                      12th Fl.                                 0
                                                      Chicago, IL  60631

David E. Schwab II           USA                      1133 Avenue of the Americas
                                                      New York, NY 10036                       0

Raymond S. Troubh            USA                      10 Rockefeller Plaza
                                                      New York, NY  10020                      0

Gerald Tsai, Jr.             USA                      200 Park Avenue
                                                      New York, NY  10166                      0

Jack G. Wasserman            USA                      280 Park Avenue
                                                      New York, NY  10017                      0

Edward Garden                USA                      280 Park Avenue
                                                      New York, NY  10017                      0

Brian L. Schorr              USA                      280 Park Avenue
                                                      New York, NY  10017                 17,008 (2) (3)
-
Francis T. McCarron          USA                      280 Park Avenue
                                                      New York, NY  10017                      0

Stuart I. Rosen              USA                      280 Park Avenue
                                                      New York, NY  10017                 22,751 (2)

Fred H. Schaefer             USA                      280 Park Avenue
                                                      New York, NY  10017                 50,000 (2)

Anne A. Tarbell              USA                      280 Park Avenue
                                                      New York, NY  10017                      0

Douglas N. Benham            USA                      1000 Corporate Drive
                                                      Fort Lauderdale, FL 33334                0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds;
(ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2) Consists of Common Stock.

3) The shares reported herein are held by Mr. Schorr's wife, as to which shares Mr. Schorr disclaims beneficial ownership.


SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


     Set forth  below are the names,  citizenship,  addresses  and,  to the best knowledge of the Reporting Persons,  the beneficial  ownership in the securities of the Company of each of the directors and executive  officers of Madison West.
(1)

Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                   0

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                   0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017              17,008 (2)(3)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017              22,751 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017              50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                   0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)        See Schedule I.

3)        See Schedule I.

                                INDEX OF EXHIBITS


Exhibit No.                Exhibit Description

    15                     Underwriting Agreement, dated January 20, 2005.